As filed with the Securities and Exchange Commission on May 27, 2025

Registration No. 333-285062

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-14

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.	☑ Post-Effective Amendment No. 1

TORTOISE CAPITAL SERIES TRUST

(Exact Name of Registrant as Specified in Charter)

5901 College Boulevard, Suite 400
Overland Park, Kansas 66211

(Address of Principal Executive Offices) (Zip Code)

(913) 981-1020

(Registrant’s Area Code and Telephone Number)

Tom Florence

5901 College Boulevard, Suite 400
Overland Park, Kansas 66211

(Name and Address of Agent for Service)

With copies to:

Deborah Bielicke Eades

Vedder Price P.C.

222 N. LaSalle Street

Chicago, Illinois 60601

EXPLANATORY NOTE

The Joint Proxy Statement/Prospectus and Statement of Additional Information, each in the form filed on March 27, 2025, pursuant to Rule 497 of the General Rules and Regulations under the Securities Act of 1933, as amended (File No. 333-285062), are incorporated herein by reference.

This amendment is being filed for the sole purpose of adding the following to Part C of the Registration Statement: the executed opinion and consent of Vedder Price P.C., supporting the tax matters discussed regarding the Reorganization of Tortoise North American Pipeline Fund, a series of Managed Portfolio Series, into Tortoise North American Pipeline Fund, a series of the Registrant, in the Joint Proxy Statement/Prospectus.

PART C: OTHER INFORMATION

ITEM 15: INDEMNIFICATION

Maryland law permits a statutory trust, except as provided in its governing instrument, (1) to indemnify and hold harmless, and to obligate itself to indemnify and hold harmless, any trustee, officer, employee, or agent from and against any and all claims and demands whatsoever; and (2) to pay or reimburse in advance of final disposition of a proceeding (as defined in § 2-418 of the Maryland Statutory Trust Act) reasonable expenses incurred in connection with the proceeding.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (“1933 Act”), may be provided to trustees, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding or payment pursuant to any insurance policy) is asserted against the Registrant by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 16: EXHIBITS

The following exhibits are filed herewith as part of this Registration Statement, incorporated herein by reference or to be filed by pre-effective amendment.

(1)	(a)	Certificate of Trust of Tortoise Capital Series Trust. (1)

(b)	Form of Fourth Amended and Restated Declaration of Trust of the Registrant.(3)

(2)	By-Laws of the Registrant.(2)

(3)	Not applicable.

(4)	Form of Agreement and Plan of Reorganization is filed as Exhibit A to the Joint Proxy Statement/Prospectus constituting Part A of the Registration Statement.

(5)	Not applicable.

(6)	(a)	Investment Advisory Agreement.(3)

	(b)	Form of Investment Sub-Advisory Agreement. (3)

(7)	ETF Distribution Agreement.(3)

(8)	Not applicable.

(9)	ETF Custody Agreement.(3)

(10)	12b-1 Plan.(2)

(11)	Opinion and Consent of Venable LLP.(4)

(12)	Opinion and Consent of Vedder Price P.C. supporting the tax matters discussed regarding the Reorganization of Tortoise North American Pipeline Fund, a series of Managed Portfolio Series, into Tortoise North American Pipeline Fund, a series of the Registrant, in the Joint Proxy Statement/Prospectus. (*)

(13)	(a)	ETF Administration Servicing Agreement.(3)

	(b)	ETF Fund Accounting Services Agreement.(3)

	(c)	Transfer Agent Servicing Agreement.(3)

	(d)	Services Agreement with PINE Advisors LLC.(3)

(14)	(a)	Consent of Independent Registered Public Accounting firm of the Acquiring Fund.(4)

(14)	(b)	Consent of Independent Registered Public Accounting firm of the Target Fund.(4)

(15)	Not applicable.

(16)	Powers of Attorney.(4)

(17)	Not applicable.

(18)	Form of Proxy Card. (4)

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form N-14 (File No. 333-281752) filed on August 23, 2024.

(2)	Incorporated by reference to the Registrant’s Registration Statement on Form N-14 (File No. 333-281752) filed on October 15, 2024.
(3)	Incorporated by reference to Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A (File Nos. 811-23997 and 333-281744) filed on February 14, 2025.
(4)	Incorporated by reference to the Registrant’s Registration Statement on Form N-14 (File No. 333-285062) filed on February 19, 2025.

(*)	Filed herewith.

ITEM 17: UNDERTAKINGS

(1)	The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the city of Overland Park and state of Kansas, on the 27th day of May, 2025.

Tortoise Capital Series Trust

By:	/s/ Tom Florence
Tom Florence President and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following person in the capacity and on the date indicated:

Signatures	Title	Date

/s/ Tom Florence	Principal Executive Officer and Trustee	May 27, 2025
Tom Florence

/s/ Peter Sattelmair	Principal Financial Officer and	May 27, 2025
Peter Sattelmair	Principal Accounting Officer

*	Trustee	May 27, 2025
Andrew J. Iseman

*	Trustee	May 27, 2025
John C. Maxwell

*	Trustee	May 27, 2025
Carrie Ramirez Schoffman

*	Trustee	May 27, 2025
Keith A. Fletcher

/s/ Jeffrey Kruske
Jeffrey Kruske		May 27, 2025
Attorney-In-Fact

*	An original power of attorney authorizing Jeffrey Kruske to execute this registration statement, and amendments thereto, for each of the persons on whose behalf this registration statement is filed herewith.

EXHIBIT INDEX

(12)	Opinion and Consent of Vedder Price P.C. supporting the tax matters discussed regarding the Reorganization of Tortoise North American Pipeline Fund, a series of Managed Portfolio Series, into Tortoise North American Pipeline Fund, a series of the Registrant, in the Joint Proxy Statement/Prospectus.